P.E 6-3-02

02041687

# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002

## GUCCI GROUP N.V.



**Rembrandt Tower**

**Amstelplein 1**

**1096 HA Amsterdam**

**The Netherlands**

( Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated June 19,2002

CRGH

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: June 19, 2002

By: [signature]
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI
GUCCI GROUP

APPROVED BY: Robert Singer
Executive Vice President and
Chief Financial Officer
Gucci Group N.V.

# GUCCI GROUP N.V. ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER 2002 AND REAFFIRMS PROFIT GUIDANCE FOR FULL YEAR 2002

**Amsterdam, The Netherlands, June 19, 2002:** Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces results for the first quarter ended April 30, 2002.

## FIRST QUARTER 2002 HIGHLIGHTS

### Gucci Group

- Revenues: € 607.6 million, compared to € 616.7 million last year
- Operating profit before goodwill and trademark amortization: € 51.1 million (8.4% margin), compared to € 78.8 million last year (12.8% margin)
- Net income: € 35.5 million, compared to € 61.4 million last year
- Fully diluted net income per share: € 0.35, compared to € 0.61 last year

### Gucci Division

- Revenues: € 371.2 million, compared to € 421.2 million last year
- Retail sales: € 258.2 million, compared to € 283.8 million last year
- Operating profit before goodwill amortization: € 93.8 million (25.3% margin, compared to 27.0% last year)

### Yves Saint Laurent

- Retail sales up 177.0% to € 21.8 million

### YSL Beauté

- Division sales up 6.2% to € 129.2 million
- Yves Saint Laurent brand fragrance and cosmetics sales up 11.9% to € 95.7 million

## FULL YEAR 2002 OUTLOOK

Based on expectations for each of the Company's businesses, management reaffirms its profit guidance for full year 2002:

- Group operating margin before goodwill and trademark amortization of at least 14%
- Gucci Division operating margin before goodwill amortization of approximately 30%
- Group fully diluted net income per share between € 2.60 and € 3.00

In the context of the continued uncertain political-economic environment, management remains cautious for full year 2002 and expects:

- Group revenues of approximately € 2.7 billion
- Gucci Division revenues of approximately € 1.7 billion

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., commented:

*"The trading environment in the first quarter was characterized by depressed levels of international travel and tourism, and weak consumer spending in the United States and Europe. These are trying and uncertain times and consequently we have to be cautious about the rest of the year. However, we have successfully faced uncertainties in the past and we are showing once again our ability to manage through difficult conditions. We continue to maintain tight control over costs in order to protect the high profitability of our Group.*

*Yves Saint Laurent continues to perform spectacularly. Retail sales for Rive Gauche nearly tripled, helped by strong sales growth in leather goods, and in particular the tremendous success of the handbag collection. This growth will be a key to the future profitability of Yves Saint Laurent. For this splendid collection Tom Ford recently received the CFDA award as 'Accessory Designer of the Year'.*

*The implementation of our multi-brand strategy continues at a rapid pace. After we put in place strong management and design teams, each brand has made significant progress in developing new product lines, rolling out retail and wholesale points-of-sale and defining the brand image as well as soon to be launched communication campaigns.*

*The backbone of the Group remains the Gucci brand and, while revenues were down compared to a year ago, I am happy to be able to reconfirm our guidance that the Gucci Division will attain an operating margin before goodwill amortization of approximately 30% for full year 2002.*

*Despite the current trading conditions, I also reconfirm our previous guidance that the Group will deliver fully diluted net income per share of between € 2.60 and € 3.00 for the year. We remain totally committed to managing Gucci Group to achieve outstanding short and long term profitability."*

**Gucci Division**

Gucci revenues were € 371.2 million, compared to € 421.2 million in 2001 (down 11.9%).

Retail sales were € 258.2 million, compared to € 283.8 million in 2001, down 9.0%, or 6.6% on a constant currency basis. In Japan retail sales advanced 9.5% on a constant currency basis. In Europe retail sales declined 6.6% on a constant currency basis primarily as a result of the decline in Japanese and American travel and tourism. In non-Japan Asia retail sales were down 6.1% on a constant currency basis, advancing an exceptional 33.0% in South Korea, but declining 18.3% in Hong Kong. Retail sales in the United States declined 25.7%, largely as a result of continued weak tourist traffic in Hawaii, where retail sales declined 41.5%, and in other tourist destinations.

Wholesale revenues decreased 23.4% to € 59.4 million in the first quarter from € 77.4 million in 2001 owing to both early shipments of the spring/summer collection in January 2002 as well as curtailed demand from the trade, especially duty-free retailers.

In order to reinforce the exclusivity and desirability of Gucci as one of the world's outstanding luxury brands, Gucci is introducing made-to-measure, made-to-order and limited edition products, including handbags, shoes and men's ready-to-wear. Moreover, in the coming months, Gucci will open new directly-operated flagship stores in London Bond Street, Paris Avenue Montaigne, New York Madison Avenue, Hawaii Waikiki, and it also will enlarge its Milan flagship store in Via

Montenapoleone. These initiatives will make a significant contribution to Gucci's future growth when trading conditions improve.

**Margins**
Continued strict cost control, vertical integration, positive product and region sales mix and favorable foreign exchange rates allowed Gucci to maintain high profitability notwithstanding lower revenues. The gross margin advanced to 70.1% in the first quarter from 68.8% in 2001.

Operating expenses declined 5.5% to € 166.5 million from € 176.3 million in 2001. The decline in operating expenses, combined with the higher gross margin, mitigated the negative impact of lower revenues on operating margin before goodwill amortization, 25.3% (€ 93.8 million), compared to 27.0% (€ 113.6 million) in 2001.

**Outlook**
Notwithstanding the continued uncertain political-economic environment, management expects Gucci in full year 2002 to generate revenues of approximately € 1.7 billion. Management also reaffirms its guidance that by maintaining strict cost control Gucci will achieve an operating margin before goodwill amortization of approximately 30%.

**Yves Saint Laurent**
Yves Saint Laurent revenues advanced 63.2% to € 33.1 million. Retail sales advanced 177.0% to € 21.8 million, and wholesale sales grew 14.5% to € 8.0 million. Royalty income fell 39.4% to € 3.3 million as a result of the continuing termination of licenses.

Yves Saint Laurent's outstanding growth owed to several factors, including strong demand for the critically acclaimed spring/summer collection, expanded accessory lines, significant communication and an enlarged store and shop-in-shop network and the roll-out of the new Yves Saint Laurent's store concept.

Sales of leather accessories and shoes grew 206.9% (to represent 26.6% of revenues, compared to 14.2% in 2001), led by the highly successful *Mombasa* handbag. Yves Saint Laurent presented a strong, broadly assorted leather goods Cruise collection this month. It was extremely well received by key wholesale accounts and will strengthen the presence of Yves Saint Laurent in the luxury accessory market.

**Margins**
Yves Saint Laurent's gross margin increased to 62.3%, from 56.6% in 2001, driven by improved channel mix (increased full price retail sales) as well as improved product mix (increased accessory sales).

Management increased communication expenditures to € 12.5 million from € 8.8 million last year in order to further accelerate growth. Notwithstanding the increased communication expenditure as well as significant investment in stores and product development, Yves Saint Laurent's operating loss before goodwill and trademark amortization declined to € 19.7 million, from € 23.2 million in the first quarter of 2001.

**Outlook**
Management reaffirms its previous full year 2002 guidance that Yves Saint Laurent will generate high double digit revenue growth and reduce its operating loss before goodwill and trademark amortization from € 76.2 million in 2001. Management expects to achieve these goals, notwithstanding its plan to invest significantly in communication and product development, to expand the directly-operated store network and to further reduce licenses.

**YSL Beauté**
Sales advanced 6.2% to € 129.2 million from € 121.6 million in 2001.

Yves Saint Laurent brand fragrance and cosmetics sales increased 11.9% to € 95.7 million. Sales of women's fragrances increased 19.7% thanks to the strong performance of *Opium* and *Paris* and the addition of *Nu* to the portfolio. Sales of make-up and skincare products increased 12.9% owing to the continued success of the *Ligne Intense* and *Touche Eclat* make-up lines and the launch of new skincare products.

YSL Beauté sales increased 6.6% in the United States and Canada owing to good sell-through of Yves Saint Laurent brand product, which led to restocking in the trade. In Europe sales increased 8.7% thanks principally to strong demand for make-up in the United Kingdom and good performance from Yves Saint Laurent perfumes in France and Italy.

**Margins**
The operating profit before goodwill and trademark amortization increased to € 2.5 million from to € 0.3 million in 2001.

**Outlook**
Based on the positive first quarter sales trends, strong consumer response to the revitalized Yves Saint Laurent brand and notwithstanding continued tightening of distribution (from 16,800 points-of-sale at the end of 2001 to a forecast 15,000 at the end of 2002), management expects YSL Beauté in 2002 to generate high-single digit revenue growth. Moreover, management reaffirms its expectation that YSL Beauté will achieve an operating margin before goodwill and trademark amortization of approximately 7% this year.

**Other Operations**
Revenues were € 81.3 million compared to € 55.6 million in 2001. The operating loss before goodwill and trademark amortization was € 15.2 million compared to € 1.3 million in 2001, an increase due primarily to the costs associated with the development of the Group's emerging brands (Stella McCartney, Alexander McQueen, and Balenciaga), Boucheron and Bottega Veneta.

In the first quarter Sergio Rossi enjoyed strong retail sales growth thanks to both the opening of new stores, including London Bond Street, and excellent consumer response to the spring/summer collection. In the coming months Sergio Rossi will open important stores on Madison Avenue in New York and Rodeo Drive in Beverly Hills. Boucheron introduced new watch lines at the Basel Watch Fair in April and will launch several new jewelry lines next month. In addition, Boucheron will open several important stores, including Milan, London and Tokyo Ginza in the second half of 2002 as well as its United States flagship on Fifth Avenue in New York in early 2003. Bottega Veneta enjoyed excellent sales growth in the first quarter and superb editorial response to its new product collections. In the second half of 2002, Bottega Veneta will launch its first advertising campaign and plans to open important stores in Milan, Paris and London.

**Corporate**
Corporate expenses increased to € 10.1 million from € 8.4 million in 2001, due primarily to the reclassification of certain expenses from the operating divisions to corporate.

**Goodwill and Trademark Amortization**
Goodwill and trademark amortization was € 30.7 million (€ 25.1 million, net of tax), compared to € 30.8 million (€ 25.0 million, net of tax) in 2001.

**Financial Income**
Net financial income was € 16.0 million, reflecting a 3.8% annualized yield on the Group's average net financial assets during the period.

**Other Items**
Other expenses were € 0.8 million, compared to € 6.6 million in 2001.

**Net Income per Share**
Fully diluted net income per share was € 0.35, compared to € 0.61 in 2001.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.



**For media inquiries:**
Tomaso Galli
Director of Corporate Communications
Gucci Group N.V.
+31 20 462 1700
+44 20 7898 3000
+39 02 8800 5555

**For investors / analysts inquiries:**
Cedric Magnelia / Enza Dominijanni
Directors of Investor Relations
Gucci Group N.V.
+31 20 462 1700
+44 20 7898 3000
+39 055 7592 2456

*(Tables to Follow)*

**GUCCI GROUP FIRST QUARTER REVENUES**

| € Million | First Quarter 2002 | First Quarter 2001 [1] | % Increase (Decrease) |
|---|---|---|---|
| Gucci Division | 371.2 | 421.2 | (11.9) |
| Yves Saint Laurent | 33.1 | 20.3 | 63.2 |
| YSL Beauté | 129.2 | 121.6 | 6.2 |
| Other Operations* | 81.3 | 55.6 | 46.3 |
| Interdivisional | (7.2) | (2.0) | n/m |
| **GUCCI GROUP** | **607.6** | **616.7** | **(1.5)** |

*([1]) First quarter 2001 revenues translated into Euros from previously reported US Dollars at the average US Dollar-Euro rate during the period.*
*(*) 2002: Sergio Rossi, Boucheron, Bédat & Co., Luxury Timepieces Design, Bottega Veneta, Stella McCartney, Alexander McQueen, Balenciaga and Industrial Operations*
*2001: Sergio Rossi, Boucheron, Bédat & Co., Luxury Timepieces Design, Bottega Veneta*

**GUCCI DIVISION FIRST QUARTER REVENUES**

| € Million | First Quarter 2002 | First Quarter 2001 [1] | % Increase (Decrease) |
|---|---|---|---|
| Directly-operated Stores | 258.2 | 283.8 | (9.0) |
| Wholesale Distribution* | 59.4 | 77.4 | (23.4) |
| Timepieces Distribution | 38.1 | 44.1 | (13.4) |
| Royalties | 14.7 | 14.5 | 1.5 |
| Interdivisional | 0.8 | 1.4 | n/m |
| **Total Gucci Division** | **371.2** | **421.2** | **(11.9)** |
| Leather goods | 181.8 | 210.3 | (13.6) |
| Shoes | 46.4 | 49.7 | (6.6) |
| Ready-To-Wear | 50.8 | 61.3 | (17.0) |
| Watches | 42.4 | 50.2 | (15.6) |
| Jewelry | 18.5 | 16.3 | 13.1 |
| Other | 15.8 | 17.5 | (9.8) |
| Royalties | 14.7 | 14.5 | 1.5 |
| Interdivisional | 0.8 | 1.4 | n/m |
| **Total Gucci Division** | **371.2** | **421.2** | **(11.9)** |
| Europe | 126.0 | 132.5 | (4.9) |
| United States | 78.5 | 101.7 | (22.8) |
| Japan | 97.9 | 98.6 | (0.7) |
| Rest of Asia | 57.8 | 76.4 | (24.4) |
| Rest of World | 10.2 | 10.6 | (3.9) |
| Interdivisional | 0.8 | 1.4 | n/m |
| **Total Gucci Division** | **371.2** | **421.2** | **(11.9)** |

*([1]) First quarter 2001 revenues translated into Euros from previously reported US Dollars at the average US Dollar-Euro rate during the period.*
*(*) Franchise Stores, Duty-Free and Department and Specialty Stores*

GUCCI
GUCCI GROUP



**GUCCI GROUP N.V.**
**SUMMARIZED CONSOLIDATED FINANCIAL RESULTS**
**(In millions of Euros, except per share and share amounts)**

| | For the Three Months Ended | |
|---|---|---|
| | Apr. 30, 2002 | Apr. 30, 2001[1] |
| Net revenues | 607.6 | 616.7 |
| Gross profit | 414.9 | 417.5 |
| Operating expenses | 363.8 | 338.7 |
| Goodwill and trademark amortization | 30.7 | 30.8 |
| Operating profit | 20.4 | 48.0 |
| Financial income, net | 16.0 | 27.0 |
| Other income (expenses) | (0.8) | (6.6) |
| Pre-tax income | 35.6 | 68.4 |
| Taxation | 1.7 | 6.4 |
| Minority interests | (1.6) | 0.6 |
| Net income | 35.5 | 61.4 |
| Net income per share (basic) | 0.35 | 0.61 |
| Net income per share (diluted) | 0.35 | 0.61 |
| Weighted average number of shares outstanding (basic) | 100,783,880 | 100,101,796 |
| Weighted average number of shares outstanding (diluted) | 102,519,006 | 101,407,333 |

*([1]) First quarter 2001 statement of income translated into Euros from previously reported US Dollars at the average US Dollar-Euro rate during the period.*

GUCCI
GUCCI GROUP



## GUCCI GROUP N.V.
## CONDENSED CONSOLIDATED BALANCE SHEET
**(In millions of Euros)**

| | April 30, 2002 | January 31, 2002 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 2,910.1 | 2,964.9 |
| Trade receivables, net | 318.0 | 328.8 |
| Inventories, net | 442.8 | 450.0 |
| Other current assets | 497.6 | 454.0 |
| **Total current assets** | 4,168.5 | 4,197.7 |
| **Non-current assets** | | |
| Property, plant and equipment, net | 700.4 | 691.9 |
| Goodwill, trademarks, other intangible assets and deferred charges, net | 2,160.6 | 2,144.2 |
| Other non-current assets | 414.3 | 419.2 |
| **Total non-current assets** | 3,275.3 | 3,255.3 |
| **Total assets** | 7,443.8 | 7,453.0 |
| ***Liabilities and shareholders' equity*** | | |
| **Current liabilities** | | |
| Bank overdrafts and short-term loans | 728.8 | 765.2 |
| Trade payables and accrued expenses | 459.7 | 467.1 |
| Other current liabilities | 299.2 | 311.4 |
| **Total current liabilities** | 1,487.7 | 1,543.7 |
| **Non-current liabilities** | | |
| Long-term financial payables | 815.0 | 824.4 |
| Long-term tax payable and deferred tax liabilities | 374.1 | 379.4 |
| Other non-current liabilities | 85.6 | 81.2 |
| **Total non-current liabilities** | 1,274.7 | 1,285.0 |
| **Total liabilities** | 2,762.4 | 2,828.7 |
| Minority interests | 67.1 | 65.9 |
| **Shareholders' equity** | 4,614.3 | 4,558.4 |
| **Total liabilities and shareholders' equity** | 7,443.8 | 7,453.0 |

*([1]) Year-end 2001 balance sheet translated into Euros from previously reported US Dollars at the US Dollar-Euro rate on January 31, 2002.*

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